                                                FILED PURSUANT TO RULE 424(b)(2)
                                                    REGISTRATION NO.'S 333-70273
                                                                    333-70273-01
                                                                   333-50835 AND
                                                                    333-50835-01

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 1, 1998)

         [LOGO]

TYCO INTERNATIONAL GROUP S.A.

$400,000,000 6 1/8% NOTES DUE 2009

ISSUE PRICE: 99.058%

$800,000,000 6 7/8% NOTES DUE 2029

ISSUE PRICE: 98.378%

INTEREST PAYABLE JANUARY 15 AND JULY 15

FULLY AND UNCONDITIONALLY GUARANTEED BY
TYCO INTERNATIONAL LTD.

The 6 1/8% Notes due 2009 will mature on January 15, 2009 and the 6 7/8% Notes due 2029 will mature on January 15, 2029. Interest will accrue from January 12, 1999. Tyco International Group S.A. may redeem the Notes in whole or in part at any time at the greater of their principal amount or the discounted present value of the remaining scheduled payments of principal and interest plus accrued and unpaid interest, as described on page S-12. In addition, if certain changes to Luxembourg or Bermuda withholding taxes occur, Tyco International Group S.A. may redeem all of the Notes. The Notes will be issued in minimum denominations of $1,000 increased in multiples of $1,000.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement or the Prospectus. Any representation to the contrary is a criminal offense.

                                             PRICE TO        DISCOUNTS AND     PROCEEDS TO
                                             PUBLIC          COMMISSIONS       THE COMPANY
Per 2009 Note                                99.058%         .650%             98.408%
Total                                        $396,232,000    $2,600,000        $393,632,000
Per 2029 Note                                98.378%         .875%             97.503%
Total                                        $787,024,000    $7,000,000        $780,024,000

The Notes will not be listed on any national securities exchange. Currently, there is no public market for the Notes.

It is expected that delivery of the Notes will be made to investors on or about January 12, 1999.

                               J.P. MORGAN & CO.

ABN AMRO
INCORPORATED
                                                                   BT ALEX.BROWN
CHASE SECURITIES INC.
                                                      CREDIT SUISSE FIRST BOSTON
FIRST UNION CAPITAL
MARKETS
                                                                    HSBC MARKETS
NATIONSBANC MONTGOMERY SECURITIES
LLC
                                                            SALOMON SMITH BARNEY

COMMERZBANK CAPITAL MARKETS
CORPORATION
                                                      CREDIT LYONNAIS SECURITIES
FIRST CHICAGO CAPITAL MARKETS,
INC.
                                                            MCDONALD INVESTMENTS
                                                            A KEYCORP COMPANY
SCOTIA CAPITAL MARKETS (USA) INC.
January 7, 1999

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this Prospectus Supplement or the Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this Prospectus Supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Prospectus Supplement or the Prospectus, nor any sale made hereunder and thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Tyco International Group S.A. (the "Company") or Tyco International Ltd. ("Tyco") since the date hereof or that information contained or incorporated by reference herein or therein is correct as of any time subsequent to the date of such information.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
Forward Looking Information...............................................   S-3
Where Can You Find More Information.......................................   S-3
Tyco......................................................................   S-4
The Company...............................................................   S-4
Current Developments......................................................   S-4
Use of Proceeds...........................................................   S-6
Ratio of Earnings to Fixed Charges of Tyco................................   S-6
Capitalization of Tyco....................................................   S-8
Selected Supplemental Consolidated Financial Data of Tyco.................   S-9
Description of the Notes..................................................  S-11
Certain Luxembourg, Bermuda and United States Federal Income Tax
  Consequences............................................................  S-15
Underwriting..............................................................  S-17
Legal Matters.............................................................  S-18
Experts...................................................................  S-18

                                   PROSPECTUS

Available Information.....................................................     2
Incorporation of Certain Information by Reference.........................     2
Tyco International Ltd....................................................     3
The Company...............................................................     3
Enforcement of Civil Liabilities..........................................     4
Use of Proceeds...........................................................     4
Ratio of Earnings to Fixed Charges of Tyco................................     4
Description of the Debt Securities and the Guarantees.....................     6
Plan of Distribution......................................................    19
Legal Matters.............................................................    20
Experts...................................................................    20

                          FORWARD LOOKING INFORMATION

Certain statements contained or incorporated by reference in this Prospectus Supplement or the Prospectus are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this Prospectus Supplement, the Prospectus or any document incorporated by reference in the Prospectus, regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company and/or Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things, overall economic and business conditions; the demand for the goods and services of the Company and Tyco; competitive factors in the industries in which the Company and Tyco compete; changes in government regulation; changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations); interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations; economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders; the ability to achieve anticipated synergies and other costs savings in connection with acquisitions; the timing, impact and other uncertainties of future acquisitions; and the ability of the Company and Tyco, and their customers and suppliers, to replace, modify or upgrade computer programs in order to adequately address the Year 2000 issue.

                      WHERE YOU CAN FIND MORE INFORMATION

Tyco files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. These filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document filed by Tyco or the Company with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information of the public reference rooms and their copy charges. Tyco's common shares are listed on the New York Stock Exchange, as well as on the London and Bermuda Stock Exchanges. You can obtain information about Tyco from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The Prospectus "incorporates by reference" information filed or to be filed by Tyco with the SEC. The information incorporated by reference is an important part of the Prospectus. The following documents that have been filed with the SEC, as well as all other documents filed by Tyco with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this Prospectus Supplement and prior to the closing of this Offering, are incorporated by reference into the Prospectus:

1.  Tyco's Annual Report on Form 10-K for the fiscal year ended September 30,
    1998.

2.  Tyco's Current Report on Form 8-K filed December 10, 1998.

3.  Tyco's Current Report on Form 8-K/A filed December 11, 1998.

                                      TYCO

Tyco is a diversified manufacturing and service company that, through its subsidiaries:

- designs, manufactures and distributes electrical and electronic components and designs, manufactures, installs and services undersea cable communication systems;

- designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts vehicle auctions and related services;

- designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

- designs, manufactures and distributes flow control products.

Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

On July 2, 1997, a wholly-owned subsidiary of what was formerly called ADT Limited merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd.

Tyco's registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Suite 301, Hamilton HM 11, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiary, Tyco International (US) Inc., are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                  THE COMPANY

The Company, Tyco International Group S.A., is a Luxembourg company and a wholly-owned subsidiary of Tyco. The registered and principal offices of the Company are located at 6, avenue Emile Reuter, 2nd Floor, L-2420 Luxembourg, and its telephone number is (352) 46 43 40-1. Through its subsidiaries, the Company owns substantially all of the assets, and engages in substantially all of the businesses, owned or engaged in by Tyco.

                              CURRENT DEVELOPMENTS

PENDING ACQUISITION OF AMP

On November 22, 1998, a subsidiary of Tyco entered into a definitive merger agreement for the acquisition of AMP Incorporated. It is estimated that Tyco will issue up to approximately 186.0 million common shares for delivery by its subsidiary to the former shareholders of AMP in the merger. AMP designs, manufactures and markets electronic, electrical and electro-optic connection devices and associated application tools and machines. AMP had annual revenues of approximately $5.7 billion in 1997. At September 30, 1998, AMP's total cash and cash equivalents was approximately $236 million, its total debt was approximately $630 million (including long-term debt of approximately $170 million) and its shareholders' equity was approximately $2.8 billion.

The acquisition of AMP, which will be accounted for as a pooling of interests, has been structured so that AMP shareholders will receive for each of their shares of AMP common stock a fraction of a Tyco common share valued between $51.00 and $55.95. The fraction will be determined based on the average of the daily weighted averages of the trading price of Tyco common shares on the New York Stock Exchange over the 15 consecutive trading days ending four trading days prior to the date of the special meeting of AMP shareholders to vote on the merger. This average is referred to as the "Average Stock Price."

- If the Average Stock Price is equal to or greater than $67.00 but less than or equal to $73.50, the exchange ratio will be 0.7612 Tyco common shares for each share of AMP common stock, corresponding to a value of between $51.00 (0.7612 X $67.00) and $55.95 (0.7612 X $73.50).

- If the Average Stock Price is greater than $73.50, the exchange ratio will be reduced, so that the product of the exchange ratio and the Average Stock Price is $55.95 (i.e., AMP shareholders will receive $55.95 in value (based upon the Average Stock Price) of Tyco common shares for each share of AMP common stock).

- If the Average Stock Price is equal to or greater than $60.00 but less than $67.00, the exchange ratio will be increased, so that the product of the exchange ratio and the Average Stock Price is $51.00 (i.e., AMP shareholders will receive $51.00 in value (based upon the Average Stock Price) of Tyco common shares for each share of AMP common stock).

- If the Average Stock Price is less than $60.00, the exchange ratio will be increased, so that the product of the exchange ratio and the Average Stock Price remains $51.00 (i.e., AMP shareholders will receive $51.00 in value (based upon the Average Stock Price) of Tyco common shares for each share of AMP stock). In this case, Tyco may call off the merger unless AMP agrees to an exchange ratio equal to 0.8500. If AMP so agrees, AMP shareholders will receive Tyco shares with a value (based on the Average Stock Price) of less than $51.00.

Tyco has identified certain risks in connection with the AMP acquisition, including:

- Tyco believes that the AMP acquisition will be immediately accretive to earnings per share based on the implementation by AMP of its profit improvement plan, the achievement of additional cost savings and the realization of other synergistic benefits. While Tyco believes that such benefits are realizable, the timing for realization of these benefits, as well as the amounts thereof, may be affected by factors beyond the control of Tyco and AMP.

- The anticipated benefits of the AMP acquisition to Tyco and its shareholders include the realization of synergies and cost savings expected to be achieved following the acquisition through the combination of the businesses of Tyco and AMP. In this regard, Tyco expects to enhance and accelerate AMP's profit improvement plan, based upon Tyco's experiences with prior acquisitions. Tyco's ability to achieve these objectives and to realize the anticipated benefits of the merger will depend in large measure on the ability of Tyco to integrate AMP's business and operations with Tyco's Electric and Electronic Components group following the AMP acquisition and to adapt AMP to Tyco's management culture. Although Tyco has been successful in the past in integrating its acquired businesses with its existing operations, AMP is substantially larger than any of Tyco's prior acquisitions. Tyco could encounter unexpected difficulties in integrating AMP's business, which would reduce or eliminate anticipated benefits of the AMP acquisition.

- AMP services segments of the electrical, electronic and electro-optical device industries that have been adversely affected by the current economic downturn in Asia and other parts of the world. The effects of this downturn on AMP have been more pronounced than on the businesses of Tyco generally, in part because of the lesser dependence of Tyco's Electrical and Electronic Components group on Asian business and in part because of the diversified nature of Tyco's other businesses. Tyco is unable to predict how long the economic disruptions in Asia will persist. In addition, the effects of these disruptions on the business of AMP following the AMP acquisition could be greater than anticipated.

A restructuring charge to Tyco's operations is expected to be recognized in connection with the AMP acquisition to reflect the combination of Tyco and AMP. Such charge, which has yet to be estimated, may include amounts with respect to the elimination of excess facilities, the write-off of certain goodwill and fixed assets, severance costs and the satisfaction of certain liabilities. In addition, AMP has indicated that, during the fourth quarter of 1998, it will take a restructuring charge to complete the implementation of its profit improvement plan.

The consummation of the AMP transaction is contingent upon customary regulatory review, approval by the AMP shareholders of the merger, approval by the Tyco shareholders of the issuance of the Tyco common shares to be delivered in connection with the merger and certain other conditions. There is no assurance that the AMP acquisition will be consummated.

AMP is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with the Exchange Act, files reports, proxy statements and other information with the SEC. Tyco has filed a registration statement on Form S-4 with the SEC in respect of the AMP acquisition, which has not yet been declared effective by the SEC.

ACQUISITION OF US SURGICAL

On October 1, 1998, Tyco acquired United States Surgical Corporation, which manufactures and markets surgical wound closure products and other advanced surgical products. Following the acquisition, Tyco's financial statements were restated pursuant to the pooling of interests method of accounting which combines the results of operations and financial condition of Tyco and US Surgical for all relevant periods. The financial information for Tyco presented in this Prospectus Supplement reflects this restatement.

                                USE OF PROCEEDS

The Company estimates that the net proceeds from the sale of the Notes, after deducting the Underwriters' discount and offering expenses, will be approximately $1,173.5 million. Such proceeds are expected to be used to repay borrowings under the Company's $2.25 billion bank credit agreement. As of January 5, 1999, there was $2.16 billion outstanding under the bank credit agreement, bearing interest at a weighted average rate of 5.86% per annum and having current maturities of beyond one year. The bank credit agreement permits the Company to borrow up to $2.25 billion until February 12, 2000 and thereafter up to $0.50 billion until February 12, 2003. The borrowings under this facility were primarily incurred in connection with certain business acquisitions in fiscal 1998, including, among others, the Wells Fargo Alarm business of Borg-Warner Security Corporation, Sigma Circuits Inc., Rust Environmental and Infrastructure, Inc. and CIPE S.A.; a final payment for the acquisition of Tyco Submarine Systems Ltd.; repayment of US Surgical's committed credit facilities; and the acquisition of Graphic Controls Corporation in November 1998. Affiliates of certain of the Underwriters are lenders under the bank credit agreement and will receive a significant portion of the net proceeds of the Offering. For more information, see "Capitalization of Tyco" and "Underwriting."

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

The following table sets forth the ratio of earnings to fixed charges of Tyco for the fiscal year ended September 30, 1998, the nine month transition period ended September 30, 1997 and the years ended December 31, 1996, 1995 and 1994.

                                                                                  NINE MONTHS             YEAR ENDED
                                                              YEAR ENDED             ENDED               DECEMBER 31,
                                                             SEPTEMBER 30,       SEPTEMBER 30,     ------------------------
                                                                1998(3)             1997(3)           1996         1995
                                                           -----------------  -------------------  -----------  -----------
Ratio of earnings to fixed charges(1)(2).................           4.96                 (4)             1.29(4)       3.08


                                                              1994
                                                           -----------
Ratio of earnings to fixed charges(1)(2).................        3.21

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and extraordinary items, and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On July 2, 1997, a wholly-owned subsidiary of Tyco merged with Former Tyco. On August 27, 1997, Tyco consummated a merger with INBRAND Corporation, on August 29, 1997, Tyco consummated a merger with Keystone International, Inc. and on October 1, 1998, Tyco consummated a merger with US Surgical. Each of the four merger transactions qualifies for the pooling of interests method of accounting. As such, the ratio of earnings to fixed charges for the year ended September 30, 1998, the nine months ended September 30,

    1997 and the years ended December 31, 1996, 1995 and 1994 include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include INBRAND due to immateriality.

   Prior to their respective mergers, ADT, Keystone and US Surgical had calendar year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a calendar year end for ADT, Keystone, US Surgical and Former Tyco for the year ended December 31, 1996. For 1995 and 1994, the ratio of earnings to fixed charges reflects the combination of ADT, Keystone and US Surgical with a calendar year end and Former Tyco with a June 30 fiscal year end.

(3) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 and the year ended September 30, 1998 are presented.

(4) Earnings were insufficient to cover fixed charges by $489.6 million in the nine months ended September 30, 1997.

   Earnings for the nine months ended September 30, 1997 and the year ended
    December 31, 1996 include merger, restructuring and other non-recurring charges of $947.9 million and $246.1 million, respectively. Earnings also include a charge for the impairment of long-lived assets of $148.4 million and $744.7 million, respectively, in the 1997 and 1996 periods. The 1997 period also includes a write-off of purchased in-process research and development of $361.0 million.

   On a pro forma basis, the ratio of earnings to fixed charges excluding merger, restructuring and other non-recurring charges, charge for the impairment of long-lived assets and write-off of purchased in-process research and development would have been 5.71x and 4.82x for the nine months ended September 30, 1997 and year ended December 31, 1996, respectively.

                             CAPITALIZATION OF TYCO

The following table sets forth the consolidated capitalization of Tyco (i) on an actual basis as of September 30, 1998, (ii) on a pro forma basis to give effect to the October 1998 issuance of the Company's private placement notes due 2004 and 2008, the assumption of certain outstanding debt in connection with the acquisition of Graphic Controls in November 1998 and increases in amounts outstanding under the Company's bank credit agreement and uncommitted lines of credit through January 5, 1999 in connection with certain business acquisitions, including, among others, Graphic Controls and repayment of amounts outstanding under the Company's bank credit facilities and (iii) as adjusted to give effect to the issuance of the Notes and the application of the net proceeds thereof. This table should be read in conjunction with the supplemental consolidated financial statements of Tyco and the related notes included in Tyco's Current Report on Form 8-K filed on December 10, 1998 incorporated by reference into the Prospectus. See "Where You Can Find More Information" and "Use of Proceeds."

                                                                                              SEPTEMBER 30, 1998
                                                                                      -----------------------------------
                                                                                        ACTUAL    PRO FORMA   AS ADJUSTED
                                                                                      ----------  ----------  -----------
                                                                                       (IN MILLIONS, EXCEPT SHARE DATA)
Current portion of long-term debt:..................................................  $    355.9  $    485.9   $   485.9
                                                                                      ----------  ----------  -----------
                                                                                      ----------  ----------  -----------

Long-term debt:
  Bank and acceptance facilities....................................................  $      0.8  $      0.8   $     0.8
  Bank credit agreement.............................................................     1,359.0     2,162.0       988.4
  Bank credit facilities............................................................       206.9        20.5        20.5
  Uncommitted lines of credit.......................................................          --       130.0       130.0
  8.125% public notes due 1999......................................................        10.5        10.5        10.5
  8.25% senior notes due 2000.......................................................         9.5         9.5         9.5
  6.5% public notes due 2001........................................................       299.0       299.0       299.0
  6.125% public notes due 2001......................................................       747.0       747.0       747.0
  9.25% senior subordinated notes due 2003..........................................        14.1        14.1        14.1
  5.875% private placement notes due 2004...........................................          --       397.3       397.3
  6.375% public notes due 2004......................................................       104.6       104.6       104.6
  6.375% public notes due 2005......................................................       742.6       742.6       742.6
  12.0% notes due 2005--Graphic Controls............................................          --        75.0        75.0
  6.125% private placement notes due 2008...........................................          --       394.4       394.4
  7.25% senior notes due 2008.......................................................       300.0       300.0       300.0
  Zero coupon Liquid Yield Option Notes due 2010....................................       115.3       115.3       115.3
  6.25% public Dealer remarketable securities(SM) ("Drs.(SM)") due 2013*............       762.8       762.8       762.8
  9.5% public debentures due 2022...................................................        49.0        49.0        49.0
  8.0% public debentures due 2023...................................................        50.0        50.0        50.0
  7.0% public notes due 2028........................................................       492.1       492.1       492.1
  Financing lease obligation........................................................        76.5        76.5        76.5
  6.125% Notes due 2009.............................................................          --          --       393.6
  6.875% Notes due 2029.............................................................          --          --       780.0
  Other.............................................................................       270.5       270.5       270.5
                                                                                      ----------  ----------  -----------
    Total debt......................................................................     5,610.2     7,223.5     7,223.5
    Less current portion............................................................       355.9       485.9       485.9
                                                                                      ----------  ----------  -----------
    Total long-term debt............................................................     5,254.3     6,737.6     6,737.6
                                                                                      ----------  ----------  -----------
Shareholders' equity:
Common shares, $0.20 par value, 1,503,750,000 shares authorized; 645,883,118 shares
  outstanding, net of 3,371,003 shares owned by subsidiaries........................       129.2       129.2       129.2
Capital in excess:
  Share premium.....................................................................     4,032.8     4,032.8     4,032.8
  Contributed surplus, net of deferred compensation of $46.3........................     2,850.5     2,850.5     2,850.5
Currency translation adjustment.....................................................      (212.9)     (212.9)     (212.9)
Accumulated earnings................................................................       400.0       400.0       400.0
                                                                                      ----------  ----------  -----------
    Total shareholders' equity......................................................     7,199.6     7,199.6     7,199.6
                                                                                      ----------  ----------  -----------
Total capitalization................................................................  $ 12,453.9  $ 13,937.2   $13,937.2
                                                                                      ----------  ----------  -----------
                                                                                      ----------  ----------  -----------

------------------------------

* "Dealer remarketable securities(SM)" and "Drs.(SM)" are service marks of J.P. Morgan Securities Inc.

           SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA OF TYCO

The following information is only a summary and has been derived from Tyco's audited supplemental consolidated financial statements for the fiscal year ended September 30, 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996. The information should be read in conjunction with the financial statements and related notes contained in the annual, quarterly and other reports filed by Tyco with the SEC. See "Where to Find More Information."

                                                                                         NINE MONTHS
                                                                            YEAR ENDED      ENDED      YEAR ENDED
                                                                             SEPTEMBER    SEPTEMBER     DECEMBER
                                                                                30,          30,           31,
                                                                              1998(1)      1997(1)       1996(2)
                                                                            -----------  ------------  -----------
                                                                            (DOLLARS IN MILLIONS, EXCEPT PER SHARE
                                                                                           AMOUNTS)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Net sales.................................................................   $13,537.2    $  8,457.8    $ 9,216.4
Cost of sales.............................................................     8,621.1       5,455.2      5,935.8
Selling, general and administrative expenses..............................     3,198.4       1,921.3      2,157.9
Merger, restructuring and other non-recurring charges.....................        92.5         947.9        246.1
Charge for the impairment of long-lived assets............................          --         148.4        744.7
Write-off of purchased in-process research and
  development.............................................................          --         361.0           --
                                                                            -----------  ------------  -----------
Operating income (loss)(3)(4)(5)..........................................     1,625.2        (376.0)       131.9
Interest income...........................................................        38.9          31.2         36.5
Interest expense..........................................................      (270.1)       (144.8)      (207.3)
Other income less expenses................................................          --            --        119.4
                                                                            -----------  ------------  -----------
Income (loss) before income taxes and extraordinary items.................     1,394.0        (489.6)        80.5
Income taxes..............................................................      (428.9)       (208.1)      (268.1)
                                                                            -----------  ------------  -----------
Income (loss) before extraordinary items..................................       965.1        (697.7)      (187.6)
Extraordinary items, net of taxes.........................................        (2.4)        (58.3)        (8.4)
                                                                            -----------  ------------  -----------
Net income (loss).........................................................       962.7        (756.0)      (196.0)
Dividends on preference shares............................................          --          (4.7)       (19.8)
                                                                            -----------  ------------  -----------
Net income (loss) available to common shareholders........................   $   962.7    $   (760.7)   $  (215.8)
                                                                            -----------  ------------  -----------
                                                                            -----------  ------------  -----------
BASIC EARNINGS (LOSS) PER COMMON SHARE(6):
Income (loss) before extraordinary items..................................   $    1.54    $    (1.23)   $   (0.40)
Extraordinary items, net of taxes.........................................          --         (0.10)       (0.02)
Net income (loss) per common share........................................        1.54         (1.33)       (0.41)
DILUTED EARNINGS (LOSS) PER COMMON SHARE(6):
Income (loss) before extraordinary items..................................   $    1.50    $    (1.23)   $   (0.40)
Extraordinary items, net of taxes.........................................          --         (0.10)       (0.02)
Net income (loss) per common share........................................        1.50         (1.33)       (0.41)
CASH DIVIDENDS PER COMMON SHARE(6)(7).....................................        0.10         see (8) below
CONSOLIDATED BALANCE SHEET DATA:
Working capital...........................................................  $    935.4   $     476.2   $    689.1
Total assets..............................................................    18,722.6      12,141.6      9,986.1
Long-term debt............................................................     5,254.3       2,613.2      2,020.8
Shareholders' equity......................................................     7,199.6       4,659.3      4,342.4

(1) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 and the year ended September 30, 1998 are presented.

(2) On July 2, 1997, Tyco (formerly ADT) merged with Former Tyco. On August 27, 1997, August 29, 1997, and October 1, 1998, Tyco merged with INBRAND, Keystone and US Surgical, respectively. These four combinations are more fully described in Notes 1 and 2 to the Supplemental Consolidated Financial Statements contained in Tyco's Current Report on Form 8-K filed on December 10, 1998, incorporated herein by reference. Prior to their respective mergers, ADT, Keystone and US Surgical had a December 31 fiscal year end and Former Tyco had a June 30 fiscal year end. The historical results have been combined using a December 31 fiscal year end for ADT, Keystone, Former Tyco and US Surgical for the year ended December 31, 1996.

(3) Operating income in the fiscal year ended September 30, 1998 includes certain charges of $80.5 million, including $9.6 million of merger costs and $70.9 million of costs to exit certain businesses in US Surgical's operations, and restructuring charges of $12.0 million related to severance costs, facility disposals and asset write-downs as part of US Surgical's cost cutting objectives. See Note 15 to the Supplemental Consolidated Financial Statements contained in Tyco's Form 8-K filed on December 10, 1998.

(4) Operating loss in the nine months ended September 30, 1997 includes charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the mergers and integration of ADT, Former Tyco, Keystone and INBRAND, and charges of $24.3 million for litigation and other related costs and $5.8 million for restructuring charges in US Surgical's operations. See Notes 11 and 15 to the Supplemental Consolidated Financial Statements contained in Tyco's Form 8-K filed on December 10, 1998. The results for the nine months ended September 30, 1997 also include a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of the submarine systems business of AT&T Corp.

(5) Operating loss in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards No. 121, $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and United Kingdom and $8.8 million of fees and expenses related to ADT's acquisition of Automated Security (Holdings) plc, a United Kingdom company. See Notes 11 and 15 to the Supplemental Consolidated Financial Statements contained in Tyco's Form 8-K filed on December 10, 1998.

(6) Per share amounts for all periods presented have been restated to give effect to the mergers with Former Tyco, Keystone, INBRAND and US Surgical, a
    0.48133 reverse stock split effected on July 2, 1997, and a two-for-one stock split distributed on October 22, 1997, effected in the form of a stock dividend.

(7) Tyco has paid a quarterly dividend of $0.025 per common share since July 2, 1997, the date of the Former Tyco/ADT merger. ADT had not paid any dividends on its common shares since 1992. Prior to the merger with ADT, Former Tyco paid a quarterly cash dividend of $0.025 per share of common stock since January 1992. Prior to its merger with Tyco, Keystone paid quarterly dividends of $0.19 per share since January 1994. US Surgical paid quarterly dividends of $0.04 per share in the year ended September 30, 1998 and the nine months ended September 30, 1997 and aggregate dividends of $0.08 per share in 1996. The payment of dividends by Tyco in the future will be determined by Tyco's Board of Directors and will depend on business conditions, Tyco's financial condition and earnings and other factors.

                            DESCRIPTION OF THE NOTES

The 2009 Notes and the 2029 Notes offered by this Prospectus Supplement will be issued as two separate series of Debt Securities (as defined in the accompanying Prospectus) under an indenture dated as of June 9, 1998 (the "Indenture") among the Company, Tyco and The Bank of New York, as trustee (the "Trustee"). Information about the Indenture and the general terms and provisions of the Notes is contained in the Prospectus under "Description of the Debt Securities and the Guarantees."

GENERAL

The interest rate, aggregate principal amounts and maturity dates of each series of Notes are as follows:

                                                            2009 NOTES          2029 NOTES
                                                        ------------------  ------------------
Interest Rate Per Annum...............................        6 1/8%              6 7/8%
Aggregate Principal Amount............................     $400 million        $800 million
Maturity Date.........................................   January 15, 2009    January 15, 2029

Interest is payable semiannually on January 15 and July 15 of each year, commencing July 15, 1999, to the persons in whose names such Notes are registered at the close of business on January 1 or July 1 (whether or not a Business Day), as the case may be, immediately preceding such interest payment date. Interest will begin to accrue on the Notes on January 12, 1999. "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York City are authorized or obligated by law, executive order or governmental decree to be closed.

The Notes will be unsecured and unsubordinated obligations of the Company and will be fully and unconditionally guaranteed on an unsubordinated basis by Tyco. See "Description of the Debt Securities and the Guarantees--Guarantees" in the accompanying Prospectus.

The Notes of each series will be issued in the form of one or more registered global securities and will be deposited with, or on behalf of, The Depository Trust Company, as depositary, and registered in the name of the depositary's nominee. A description of the depositary's procedures with respect to the global securities is set forth in the accompanying Prospectus under "Description of the Debt Securities and the Guarantees--Book Entry System."

The Indenture does not limit the aggregate principal amount of debt securities which may be issued thereunder. As of the date of this Prospectus Supplement, $3.55 billion of debt securities in six series have been issued by the Company and guaranteed by Tyco and are outstanding under the Indenture. The interest rate, aggregate principal amounts and maturity dates of each of such series of debt securities are as follows:

                                                                                                               DEALER
                                                                                                            REMARKETABLE
                                                                                                            SECURITIES(SM)
                                 2001 NOTES     2004 NOTES      2005 NOTES     2008 NOTES      2028 NOTES   ("DRS.(SM)")*
                                ------------  ---------------  ------------  ---------------  ------------  ------------
Interest Rate Per Annum.......     6 1/8%         5 7/8%          6 3/8%         6 1/8%            7%         6 1/4%**
Aggregate Principal Amount....  $750 million   $400 million    $750 million   $400 million    $500 million  7$50 million
                                  June 15,      November 1,      June 15,      November 1,      June 15,      June 15,
Maturity Date.................      2001           2004            2005           2008            2028          2013

------------------------

* "Dealer remarketable securities(SM)" and "Drs.(SM)" are service marks of J.P. Morgan Securities Inc.

** The Dealer remarketable securities will bear interest at the rate of 6 1/4% per annum to June 15, 2003. If
    J.P. Morgan Securities Inc. elects to remarket the Drs., the interest rate will be reset at a fixed rate until June 15, 2013 as determined by the remarketing dealer. If J.P. Morgan Securities Inc. does not elect to remarket the Drs., all Drs. must be repurchased by the Company on June 15, 2003.

OPTIONAL REDEMPTION

The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes, and (ii) as determined by the Quotation Agent (defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Redemption Treasury Rate (defined below) plus 25 basis points plus, in each case, accrued interest thereon to the date of redemption.

Notice of any redemption will be mailed at least 30 days and not more than 60 days before the redemption date to each holder of the Notes to be redeemed. Unless the Company defaults in the payment of the redemption price, on or after the redemption date, interest will cease to accrue on the Notes or the portions thereof called for redemption. See "Description of the Debt Securities and the Guarantees--Redemption" in the accompanying Prospectus.

"ADJUSTED REDEMPTION TREASURY RATE" means, with respect to any redemption date, the annual rate equal to the semiannual equivalent yield to maturity or interpolated (on a 30/360 day count basis) yield to maturity of the Comparable Redemption Treasury Issue, assuming a price for the Comparable Redemption Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Redemption Treasury Price for such redemption date.

"COMPARABLE REDEMPTION TREASURY ISSUE" means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

"COMPARABLE REDEMPTION TREASURY PRICE" means, with respect to any redemption date, (i) the average of the Redemption Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Redemption Reference Treasury Dealer Quotations (unless there is more than one highest or lowest quotation, in which case only one such highest and/or lowest quotation shall be excluded), or (ii) if the Quotation Agent obtains fewer than four such Redemption Reference Treasury Dealer Quotations, the average of all such Redemption Reference Treasury Dealer Quotations.

"QUOTATION AGENT" means a Redemption Reference Treasury Dealer appointed as such agent by the Company.

"REDEMPTION REFERENCE TREASURY DEALER" means each of J.P. Morgan Securities Inc. and four other primary U.S. Government securities dealers in The City of New York selected by the Company.

"REDEMPTION REFERENCE TREASURY DEALER QUOTATIONS" means, with respect to each Redemption Reference Treasury Dealer and any redemption date, the offer price for the Comparable Redemption Treasury Issue (expressed in each case as a percentage of its principal amount) for settlement on the redemption date quoted in writing to the Quotation Agent by such Redemption Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

REDEMPTION UPON CHANGES IN WITHHOLDING TAXES

Each series of Notes may be redeemed, as a whole but not in part, at the election of the Company, upon not less than 30 nor more than 60 days notice (which notice shall be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued interest, if any, to the redemption date and Additional Amounts (defined below), if any, if as a result of any amendment to, or change in, the laws or regulations of Luxembourg or Bermuda or any political subdivision or taxing authority thereof or therein having power to tax (a "Taxing Authority"), or any change in the application or official interpretation of such laws or regulations which amendment or change is announced and becomes effective after the date the series of Notes are issued, the Company or Tyco has become or will become obligated to pay Additional Amounts, on the next date on which any amount would be payable with respect to the Notes of such series, and such obligation cannot be avoided by the use of reasonable measures available to the Company or Tyco, as the case may be; PROVIDED, HOWEVER, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company or Tyco, as the case may be, would be obligated to pay such Additional Amounts and (b) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Prior to the giving of any notice of redemption described in this paragraph, the Company shall deliver to the Trustee (i)(I) a certificate signed by two directors of the Company stating that the obligation to pay Additional Amounts cannot be avoided by the Company taking reasonable measures available to it or (II) a certificate signed by two executive officers of Tyco stating that the obligation to pay Additional Amounts cannot be avoided by Tyco taking reasonable measures available to it, as the case may be, and (ii) a written opinion of independent legal counsel to the Company or Tyco, as the case may be, of recognized standing to the effect that the Company or Tyco, as the case may be, has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that the Company or Tyco, as the case may be, cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

PAYMENT OF ADDITIONAL AMOUNTS

All payments made by the Company or Tyco under or with respect to the Notes and the Guarantees (as defined in the Prospectus) will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Authority ("Taxes"), unless the Company or Tyco, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. In the event that the Company or Tyco is required to so withhold or deduct any amount for or on account of any Taxes from any payment made under or with respect to the Notes or the Guarantees, as the case may be, the Company or Tyco, as the case may be, will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Notes (including Additional Amounts) after such withholding or deduction will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted; PROVIDED that no Additional Amounts will be payable with respect to a payment made to a holder of Notes to the extent:

(a) that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the Taxing Authority imposing such Taxes (other than the mere receipt of such payment, acquisition, ownership or disposition of such Notes or the exercise or enforcement of rights under such Notes, the Guarantees or the Indenture);

(b) of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such Notes, except as otherwise provided herein;

(c) that any such Taxes would not have been so imposed but for the presentation of such Notes or Guarantees (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the Notes or Guarantees been presented for payment on any date during such 30-day period; or

(d) that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if (x) the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes and (y) at least 60 days prior to the first payment date with respect to which the Company or Tyco shall apply this clause (d), the Company or Tyco shall have notified all holders of Notes in writing that they shall be required to provide such declaration or claim.

The Company or Tyco, as the case may be, will also (i) make such withholding or deduction of Taxes and (ii) remit the full amount of Taxes so deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws. The Company or Tyco, as the case may be, will use its reasonable best efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority imposing such Taxes. The Company or Tyco, as the case may be, will, upon request, make available to the holders of the Notes, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Tyco or if, notwithstanding the Company's or Tyco's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments by the Company or Tyco.

At least 30 days prior to each date on which any payment under or with respect to the Notes or Guarantees is due and payable, if the Company or Tyco will be obligated to pay Additional Amounts with respect to such payment, the Company or Tyco will deliver to the Trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable such Trustee to pay such Additional Amounts to holders of Debt Securities on the payment date.

The foregoing provisions shall survive any termination of the discharge of the Indenture and shall apply MUTATIS MUTANDIS to any jurisdiction in which any successor Person (as defined in the Prospectus) to the Company or Tyco, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein; PROVIDED, HOWEVER, the date on which such Person becomes a successor Person to the Company or Tyco, as the case may be, shall be substituted for the date on which the Notes were issued.

In addition, the Company or Tyco, as the case may be, will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg, Bermuda or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the Notes or the Guarantees.

Whenever in the Indenture, the Notes, the Guarantees, in this "Description of the Notes" or in the "Description of the Debt Securities and the Guarantees" in the Prospectus there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any Notes or Guarantees, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

 CERTAIN LUXEMBOURG, BERMUDA AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion is intended to be a general summary of Luxembourg, Bermuda and United States federal income tax consequences to holders of Notes. Due to the complexity of the tax laws of these and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders and possible changes in law, it is particularly important that each holder consult with its own tax adviser regarding the tax treatment of the acquisition, ownership and disposition of Notes under the laws of any U.S. federal, state, local or other taxing jurisdiction.

LUXEMBOURG

Under current law, no withholding or deduction is imposed in Luxembourg in respect of any payment to be made by the Company in respect of the Notes. Holders of Notes who are neither resident in Luxembourg nor engaged in a trade or business through a permanent establishment or permanent representative in Luxembourg will not be subject to taxes or duties in Luxembourg with respect to interest payments on, or gains realized on the disposition of, the Notes. No stamp, registration or similar taxes, duties or charges are payable in Luxembourg in connection with the issuance of the Notes.

BERMUDA

Under current law, no withholding or deduction is imposed in Bermuda in respect of any payment to be made by the Company or Tyco in respect of the Notes or Tyco in respect of the Guarantees. Holders of Notes who are neither resident in Bermuda nor engaged in a trade or business through a permanent establishment or permanent representative in Bermuda will not be subject to taxes or duties in Bermuda with respect to interest payments on, or gains realized on the disposition of, the Notes. No stamp, registration or similar taxes, duties or charges are payable in Bermuda in connection with the issue of the Notes or the related Guarantees.

UNITED STATES

The following is a general discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of the Notes to initial holders purchasing Notes at their respective "issue prices." The "issue price" of the Notes will equal the first price at which a substantial amount of the Notes is sold for cash to the public (not including the Underwriters or other persons acting in the capacity of underwriters, placement agents or wholesalers). This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change at any time, possibly with retroactive effect. Moreover, it deals only with purchasers who hold Notes as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, tax exempt investors, dealers in securities or currencies, U.S. expatriates, persons holding Notes as a hedge against currency risk or as a position in a "straddle," "hedge," "conversion" or another integrated transaction for tax purposes, persons who own (directly or indirectly) 10 percent or more of the voting power of the Company, or U.S. Holders (defined below) whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under U.S. federal estate or gift tax laws or the laws of any U.S. state or locality.

Prospective purchasers of the Notes are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership of the Notes under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

The term "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes:

- a citizen or resident of the United States;

- a corporation, partnership or other entity (other than a trust) created or organized in or under the laws of the United States or of any political subdivision thereof (other than a partnership that is not treated as a U.S. person under any applicable Treasury regulations);

- an estate whose income is subject to U.S. federal income tax regardless of its source; or

- a trust if, in general, a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

The term "non-U.S. Holder" means a beneficial owner of Notes that is not a U.S Holder for U.S. federal income tax purposes.

U.S. HOLDERS

INTEREST. The gross amount of interest paid on the Notes (including any Additional Amounts paid in respect of withholding taxes) will be taxable as ordinary income for U.S. federal income tax purposes when received or accrued by a U.S. Holder in accordance with such U.S. Holder's method of tax accounting. Such interest will be income from sources outside the United States and, with certain exceptions, will be treated as "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. Holders should consult their own tax advisers with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

DISPOSITION. Upon the sale, redemption or other taxable disposition of a Note, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized (excluding any amount attributable to accrued interest, which will be taxable as ordinary interest income as described above) and the U.S. Holder's tax basis in the Notes (generally the U.S. Holder's cost). Such gain or loss will be long term capital gain or loss if the Notes are held for more than one year. The deductibility of capital losses is subject to certain limitations. For purposes of foreign tax credits under U.S. federal income tax laws, capital gain recognized by a U.S. Holder generally will be treated as U.S. source income, but any capital loss recognized by a U.S. Holder may be allocable to foreign source income. U.S. Holders should consult their own tax advisors as to the foreign tax credit implications of the disposition of Notes under U.S. federal income tax laws.

INFORMATION REPORTING AND BACKUP WITHHOLDING. Non-exempt U.S. Holders may be subject to information reporting with respect to payments of interest on, and the proceeds of the disposition of, Notes. Non-exempt U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. U.S. Holders should consult their tax advisors.

NON-U.S. HOLDERS

INTEREST AND DISPOSITION. In general (and subject to the discussion below under "Information Reporting and Backup Withholding"), a non-U.S. Holder will not be subject to U.S. federal income or withholding tax with respect to payments of interest on, or gain upon the disposition of, Notes, unless the income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States. In that event, such income or gain will generally be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a non-U.S. corporation, such income or gain may be subject to a branch profits tax at a rate of 30% (or such lower rate provided by an applicable income tax treaty).

INFORMATION REPORTING AND BACKUP WITHHOLDING. If the Notes are held by a non-U.S. Holder through a non-U.S. (and non-U.S. related) broker or financial institution, information reporting and backup withholding generally would not be required. Information reporting, and possibly backup withholding, may apply if the Notes are held by a non-U.S. Holder through a U.S. (or U.S. related) broker or financial institution and the non-U.S. Holder fails to provide appropriate information. Holders should consult their tax advisors.

                                  UNDERWRITING

Subject to the terms and conditions set forth in the Underwriting Agreements among the Company, Tyco and the Underwriters named below, dated the date hereof, the Company has agreed to sell to each of the Underwriters, severally, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                                           PRINCIPAL       PRINCIPAL
                                                                         AMOUNT OF 2009  AMOUNT OF 2029
UNDERWRITERS                                                                 NOTES           NOTES
-----------------------------------------------------------------------  --------------  --------------
J.P. Morgan Securities Inc. ...........................................    $220,000,000    $440,000,000
ABN AMRO Incorporated..................................................      20,000,000      40,000,000
BT Alex. Brown Incorporated............................................      20,000,000      40,000,000
Chase Securities Inc. .................................................      20,000,000      40,000,000
Credit Suisse First Boston Corporation.................................      20,000,000      40,000,000
First Union Capital Markets, a division of
  Wheat First Securities, Inc. ........................................      20,000,000      40,000,000
HSBC Securities, Inc. .................................................      20,000,000      40,000,000
NationsBanc Montgomery Securities LLC..................................      20,000,000      40,000,000
Salomon Smith Barney Inc. .............................................      20,000,000      40,000,000
Commerzbank Capital Markets Corporation................................       4,000,000       8,000,000
Credit Lyonnais Securities (USA) Inc. .................................       4,000,000       8,000,000
First Chicago Capital Markets, Inc. ...................................       4,000,000       8,000,000
McDonald Investments Inc...............................................       4,000,000       8,000,000
Scotia Capital Markets (USA) Inc. .....................................       4,000,000       8,000,000
                                                                         --------------  --------------
Total..................................................................    $400,000,000    $800,000,000
                                                                         --------------  --------------
                                                                         --------------  --------------

Under the terms and conditions of the Underwriting Agreements, if the Underwriters take any of the Notes of a series, then the Underwriters are obligated to take and pay for all of the Notes of that series.

The Notes are new issues of securities with no established trading market and will not be listed on any national securities exchange. The Underwriters have advised the Company that they intend to make a market for the Notes, but they have no obligation to do so and may discontinue market making at any time without providing any notice. No assurance can be given as to the liquidity of any trading market for the Notes.

The Underwriters initially propose to offer part of the Notes directly to the public at the offering prices described on the cover page and part to certain dealers at a price that represents a concession not in excess of .40% of the principal amount of the 2009 Notes and .50% of the principal amount of the 2029 Notes. Any Underwriter may allow, and any such dealer may reallow, a concession not in excess of .25% of the principal amount of the 2009 Notes and the 2029 Notes to certain other dealers. After the initial offering of the Notes, the Underwriters may from time to time vary the offering price and other selling terms.

The Company has also agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments which the Underwriters may be required to make in respect of any such liabilities.

In connection with the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering of the Notes, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Notes in the open market to cover syndicate short positions or to stabilize the price of the Notes. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the Notes in the offering of the Notes, if the syndicate repurchases previously distributed notes in syndicate covering transactions, stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

Expenses associated with this offering, to be paid by the Company, are estimated to be $150,000.

In the ordinary course of their respective businesses, certain of the Underwriters and their affiliates have engaged, and may in the future engage, in commercial banking and/or investment banking transactions with the Company and its affiliates. Affiliates of each of J.P. Morgan Securities Inc., ABN AMRO Incorporated, BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation, First Union Capital Markets, a division of Wheat First Securities, Inc., HSBC Securities, Inc., NationsBanc Montgomery Securities LLC, Salomon Smith Barney Inc., Commerzbank Capital Markets Corporation, Credit Lyonnais Securities (USA) Inc., First Chicago Capital Markets, Inc., McDonald Investments Inc. and Scotia Capital Markets (USA) Inc. are lenders under the Company's bank credit agreement. The net proceeds from the sale of the Notes will be used to repay borrowings under the bank credit agreement. Since the amount to be repaid to affiliates of the Underwriters will exceed 10% of the net proceeds from the sale of the Notes, this offering is being made pursuant to the provisions of Rule 2710(c)(8) and 2720(c)(3) of the National Association of Securities Dealers, Inc. See "Use of Proceeds." Credit Suisse First Boston Corporation is acting as financial advisor to AMP in connection with the pending acquisition of AMP by a subsidiary of Tyco.

                                 LEGAL MATTERS

Certain U.S. legal matters regarding the Notes and the Guarantees will be passed upon for Tyco and the Company by Kramer Levin Naftalis & Frankel LLP, New York, New York, and for the Underwriters by Davis Polk & Wardwell, New York, New York. Joshua M. Berman, a director and vice president of Tyco, is counsel to Kramer Levin Naftalis & Frankel LLP. Mr. Berman beneficially owns 72,090 common shares of Tyco. Certain matters under the laws of Bermuda related to the Guarantees of Tyco will be passed upon for Tyco by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Certain matters under the laws of Luxembourg related to the Notes will be passed upon by Beghin Nothar Feider Loeff Claeys Verbeke, Luxembourg counsel to the Company. Kramer Levin Naftalis & Frankel LLP and Davis Polk & Wardwell will rely on Appleby, Spurling & Kempe with respect to matters of Bermuda law and on Beghin Nothar Feider Loeff Claeys Verbeke with respect to matters of Luxembourg law.

                                    EXPERTS

The consolidated financial statements and financial statement schedule included in Tyco's Annual Report on
Form 10-K for the fiscal year ended September 30, 1998 and incorporated by reference in this Prospectus Supplement have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to a certain subsidiary its opinion is based upon the report of other independent accountants, namely Arthur Andersen LLP. The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance upon said reports given upon the authority of such firms as experts in accounting and auditing.

The supplemental consolidated financial statements and supplemental consolidated financial statement schedule of Tyco as of September 30, 1998 and 1997 and for the year ended September 30, 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996 included in Tyco's Current Report on Form 8-K filed on December 10, 1998 and incorporated by reference in this Prospectus Supplement give retroactive effect to the merger between Tyco International Ltd. and United States Surgical Corporation and have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Arthur Andersen LLP and Deloitte & Touche LLP. The supplemental consolidated financial statements and supplemental consolidated financial statement schedule referred to above have been incorporated herein in reliance upon said reports given upon the authority of such firms as experts in accounting and auditing.

PROSPECTUS

                                   $3,750,000,000
                                ----------------

                         TYCO INTERNATIONAL GROUP S.A.
                                 -------------

                                DEBT SECURITIES
                                ----------------

                    FULLY AND UNCONDITIONALLY GUARANTEED BY

                            TYCO INTERNATIONAL LTD.
                               ------------------

    Tyco International Group S.A., a Luxembourg company (the "Company"), may offer from time to time unsecured debt securities ("Debt Securities") consisting of debentures, notes and/or other evidences of unsecured indebtedness in one or more series, at an aggregate initial offering price not to exceed U.S.$3,750,000,000, or its equivalent if some or all of the Debt Securities are denominated in one or more foreign currencies, at prices and on terms to be determined at or prior to the time of sale in light of market conditions at the time of sale. Debt Securities may be issued in registered form without coupons ("Registered Securities"), bearer form with or without coupons attached ("Bearer Securities") or in the form of one or more global securities (each a "Global Security"). Unless otherwise specified in the Prospectus Supplement, all Debt Securities will be fully and unconditionally guaranteed as to payment of principal, premium, if any, and interest by Tyco International Ltd. ("Tyco"), the sole shareholder of the Company. Guarantees of the Debt Securities (the "Guarantees") by Tyco will constitute unsecured and unsubordinated obligations of Tyco.

    Specific terms of the particular Debt Securities in respect of which this Prospectus is being delivered will be set forth in one or more accompanying Prospectus Supplements (each a "Prospectus Supplement"), together with the terms of the offering of the Debt Securities and the initial price and the net proceeds to the Company from the sale thereof. The Prospectus Supplement will set forth with regard to the particular Debt Securities, without limitation, the following: the specific designation, aggregate principal amount, ranking as senior debt or subordinated debt, authorized denomination, maturity, rate or method of calculation of interest and dates for payment thereof, any exchangeability, conversion, redemption, prepayment or sinking fund provisions, the currency or currencies or currency unit or currency units in which principal, premium, if any, or interest is payable, any modification of the covenants and any other specific terms thereof. The amounts payable by the Company in respect of Debt Securities may be calculated by reference to the value, rate or price of one or more specified commodities, currencies or indices as set forth in the Prospectus Supplement. The Prospectus Supplement will also contain, where applicable, relevant tax considerations relating to the holders of Debt Securities covered by the Prospectus Supplement.

    The Company may sell Debt Securities offered hereby to or through underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. The Prospectus Supplement will also set forth the names of the underwriters, dealers and agents involved in the sale of the Debt Securities offered hereby, the principal amounts, if any, to be purchased by the underwriters or agents and the compensation, if any, of such underwriters or agents and any applicable commissions or discounts. The net proceeds to the Company from the sale of the Debt Securities offered hereby will also be set forth in the Prospectus Supplement.

    This Prospectus may not be used to consummate sales of Debt Securities unless accompanied by a Prospectus Supplement.

                           --------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
              PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                           --------------------------

                    The date of this Prospectus is May 1, 1998.

    No person has been authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus or the accompanying Prospectus Supplement and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, Tyco or any underwriter, dealer or agent. Neither the delivery of this Prospectus or the accompanying Prospectus Supplement nor any sale made hereunder or thereunder shall, under any circumstances, create an implication that the information contained herein or in the accompanying Prospectus Supplement is correct as of any date subsequent to the date hereof or thereof or that there has been no change in the affairs of the Company or Tyco since the date hereof or thereof. Neither this Prospectus nor the accompanying Prospectus Supplement constitutes an offer to sell or a solicitation of an offer to buy Debt Securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                             AVAILABLE INFORMATION

    Tyco is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"), all of which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: Chicago Regional Office, Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661; and New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a site on the World Wide Web, and the reports, proxy statements and other information filed by Tyco with the Commission may be accessed electronically on the Web at http://www.sec.gov. Such material may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where Tyco's common shares, par value U.S.$0.20 per share ("Common Shares"), are listed.

    This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company and Tyco (together with all amendments, schedules and exhibits thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information. Statements contained herein concerning the provisions of any document are not necessarily complete and, in each instance, where a copy of such document has been filed as an exhibit to the Registration Statement or otherwise has been filed with the Commission, reference is made to the copy of the applicable document so filed. Each such statement is qualified in its entirety by such reference.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents, which have been filed by Tyco with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in this
Prospectus:

    1. Tyco's Transition Report on Form 10-K for the fiscal year ended September 30, 1997.

    2. Tyco's Transition Report on Form 10-K/A for the fiscal year ended September 30, 1997.

    3. Tyco's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1997.

    4.  Tyco's Current Report on Form 8-K filed on March 6, 1998.

    5.  Tyco's Current Report on Form 8-K filed on March 11, 1998.

    6.  Tyco's Current Report on Form 8-K filed on April 23, 1998.

    All documents filed by Tyco with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of Debt Securities made hereby shall be deemed to be incorporated by reference into this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Tyco and the Company will provide without charge to each person to whom a copy of this Prospectus is delivered, including any beneficial owner of Debt Securities, upon the written or oral request of any such person, a copy of any and all of the documents that have been or may be incorporated by reference herein other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Such requests should be directed to J. Brad McGee, Senior Vice President, Tyco International
(US) Inc., One Tyco Park, Exeter, New Hampshire 03833 (telephone: (603)
778-9700).

                            TYCO INTERNATIONAL LTD.

    Tyco International Ltd., a Bermuda company ("Tyco"), through its subsidiaries, is a diversified manufacturing and service company that operates in four segments: (i) the design, manufacture and distribution of disposable medical supplies and other specialty products, and the conduct of vehicle auctions and related services; (ii) the design, manufacture, installation and service of fire detection and suppression systems, and the installation, monitoring and maintenance of electronic security systems; (iii) the design, manufacture and distribution of flow control products; and (iv) the design, manufacture and distribution of electrical and electronic components, and the design, manufacture, installation and service of undersea cable communication systems.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    On July 2, 1997, Tyco International Ltd., a Massachusetts corporation ("Former Tyco"), merged with a subsidiary of Tyco, with Tyco being the continuing public company. In connection with the merger, Tyco changed its name from ADT Limited ("ADT") to Tyco International Ltd.

    Tyco's registered and principal executive offices are located at The Gibbons Building, 10 Queen Street, Hamilton HM11, Bermuda, and its telephone number is
(441) 292-8674. The executive offices of Tyco's principal United States subsidiary, Tyco International (US) Inc., are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

                                  THE COMPANY

    Tyco International Group S.A., a Luxembourg company (the "Company"), is a direct wholly-owned subsidiary of Tyco. The registered and principal executive offices of the Company are located at Boulevard Royal, 26, Sixth Floor, L-2449 Luxembourg, and its telephone number is (352) 22-9999-5204. Through its subsidiaries, the Company owns substantially all of the assets, and engages in substantially all of the businesses, owned or engaged in by Tyco.

                        ENFORCEMENT OF CIVIL LIABILITIES

    The Company and Tyco have consented in the Indenture (as herein defined) to jurisdiction in the United States federal and state courts in The City of New York and to service of process in The City of New York in any legal suit, action or proceeding brought to enforce any rights under or with respect to the Indenture, the Debt Securities and the Guarantees. However, substantially all of the Company's directly held assets consists of shares in its wholly-owned subsidiary Tyco Group S.a.r.l., a Luxembourg company which, through its subsidiaries, owns substantially all of the assets of the Company. Substantially all of Tyco's directly held assets consists of shares in the Company. Accordingly, any judgment against the Company or Tyco in respect of the Indenture, the Debt Securities or the Guarantees, including for civil liabilities under the United States federal securities laws, obtained in any United States federal or state court may have to be enforced in the courts of Luxembourg. Investors should not assume that the courts of Luxembourg would enforce judgments of United States courts obtained against the Company or Tyco predicated upon the civil liability provisions of the United States federal securities laws or that such courts would enforce, in original actions, liabilities against the Company or Tyco predicated solely upon such laws.

                                USE OF PROCEEDS

    Except as otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Debt Securities to refinance, in part, existing indebtedness, to finance recently announced acquisitions and for general corporate purposes. Funds not required immediately for such purposes may be invested temporarily in short-term marketable securities.

                   RATIO OF EARNINGS TO FIXED CHARGES OF TYCO

    The following table sets forth the ratio of earnings to fixed charges for Tyco for the three months ended December 31, 1997, the nine month transitional fiscal year ended September 30, 1997, and the years ended December 31, 1996, 1995, 1994 and 1993.

                                                                    THREE MONTHS         FISCAL YEAR       YEAR ENDED DECEMBER
                                                                        ENDED               ENDED                  31,
                                                                      DECEMBER          SEPTEMBER 30,     ----------------------
                                                                      31, 1997             1997(3)           1996        1995
                                                                  -----------------  -------------------     -----     ---------
Ratio of earnings to fixed charges(1)(2)........................           6.37                  (4)              (4)       3.00


                                                                    1994       1993
                                                                  ---------  ---------
Ratio of earnings to fixed charges(1)(2)........................       3.33       2.76

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, cumulative effect of change in accounting methods and extraordinary items, and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On July 2, 1997, a wholly-owned subsidiary of Tyco merged with Former Tyco. On August 27, 1997, Tyco consummated a merger with INBRAND, and, on August 29, 1997, Tyco consummated a merger with Keystone. Each of the three merger transactions qualifies for pooling of interests basis of accounting. As such, the ratio of earnings to fixed charges for the nine months ended September 30, 1997 and the years ended December 31, 1996, 1995, 1994 and 1993 include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include INBRAND due to immateriality.

   Prior to the respective mergers, ADT and Keystone had calendar year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a calendar year end for ADT, Keystone and Former Tyco for the year ended December 31, 1996. For 1995, 1994, and 1993, the ratio of earnings to fixed charges reflects the combination of ADT and Keystone with a calendar year end and Former Tyco with a June 30 fiscal year end.

(3) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. The fiscal year ended September 30, 1997 represents the nine month period ended September 30, 1997.

(4) Earnings were insufficient to cover fixed charges by $589.7 million and $61.2 million in 1997 and 1996, respectively.

   Earnings for the nine months ended September 30, 1997 and the year ended
    December 31, 1996 included merger, restructuring and other nonrecurring charges of $917.8 million and $246.1 million, respectively. Earnings also include a charge for the impairment of long-lived assets of $148.4 million and $744.7 million, respectively, in the 1997 and 1996 periods. The 1997 period also includes a write off of purchased in-process research and development of $361.0 million.

   On a pro forma basis the ratio of earnings to fixed charges excluding merger, restructuring and other nonrecurring charges, charge for the impairment of long-lived assets and write-off of purchased in-process research and development would have been 5.44x and 4.68x for the nine months ended September 30, 1997 and year ended December 31, 1996, respectively.

             DESCRIPTION OF THE DEBT SECURITIES AND THE GUARANTEES

    The Debt Securities and the Guarantees offered hereby will be issued under an indenture (hereinafter the "Indenture"), among the Company, Tyco and the trustee thereunder (hereinafter referred to as the "Trustee"). The following statements are subject to the detailed provisions of the Indenture, a copy of which is filed as an exhibit to this Registration Statement. The Indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities and the Guarantees to be issued thereunder are summaries of certain provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities and Guarantees. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

    The particular terms of the Debt Securities and the Guarantees offered by a Prospectus Supplement will be described in such Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities and the Guarantees as described herein and in the Indenture or in any supplemental indenture thereto and any applicable material income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities and Guarantees, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities and the Guarantees set forth in this Prospectus.

GENERAL

    The Indenture does not limit the aggregate principal amount of Debt Securities which may be issued thereunder and provides that the Debt Securities may be issued from time to time in one or more series unless otherwise provided in any supplemental indenture and the applicable Prospectus Supplement.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, Debt Securities offered pursuant to this Prospectus will be direct, unsecured and unsubordinated obligations of the Company and will rank equally with other unsecured and unsubordinated obligations of the Company for money borrowed. The Debt Securities will be effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. The Debt Securities will be fully and unconditionally guaranteed by Tyco. Except as described under "Certain Covenants" and as may be provided in any supplemental indenture and set forth in the applicable Prospectus Supplement, the Indenture does not limit other indebtedness or securities which may be incurred or issued by the Company or any of its subsidiaries or contain financial or similar restrictions on the Company or any of its subsidiaries. Except as may be provided in any supplemental indenture and set forth in the applicable Prospectus Supplement, the Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in any distribution of assets of any subsidiary upon the latter's liquidation or reorganization or otherwise will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that the Company or any of its creditors may itself be a creditor of that subsidiary.

    A Prospectus Supplement will set forth where applicable the following terms of and information relating to the Debt Securities offered pursuant to this
Prospectus: (i) the designation of the Debt Securities; (ii) the aggregate principal amount of the Debt Securities; (iii) the date or dates on which principal of, and premium, if any, on the Debt Securities is payable; (iv) the rate or rates at which the Debt Securities shall bear interest, if any, or the method by which such rate shall be determined, the date or dates from which interest will accrue and on which such interest will be payable and the related record dates; (v) if other than the offices of the Trustee, the place where the principal of and any premium or interest on the Debt Securities will be payable;
(vi) any redemption, repayment or sinking fund provisions; (vii) if other than denominations of $1,000 or multiples thereof, the denominations in which the Debt Securities will be issuable; (viii) if other than the principal amount thereof, the portion of the principal amount due upon acceleration; (ix) whether the Debt Securities shall be issued in the form of a global security or securities; (x) any other specific terms of the Debt Securities (which may, for example, include the currency, and any index used to determine the amount, of payment of principal of and any premium and interest on the Debt Securities); and (xi) if other than the Trustee, the identity of any trustees, paying agents, transfer agents or registrars with respect to the Debt Securities.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, Debt Securities offered pursuant to this Prospectus will be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system.

    Upon receipt of an authentication order from the Company together with any other documentation required by the Indenture or any supplemental indenture thereto, the Trustee will authenticate Debt Securities in the appropriate form and for the amount specified in the applicable Prospectus Supplement and the supplemental indenture relating thereto.

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, principal and premium, if any, will be payable, and the Debt Securities offered pursuant to this Prospectus will be transferable and exchangeable without any service charge, at the office of the Trustee. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

    Interest, if any, on any series of Debt Securities offered pursuant to this Prospectus will be payable on the interest payment dates set forth in the accompanying Prospectus Supplement to the persons described in the accompanying Prospectus Supplement.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, there are no covenants or provisions contained in the Indenture which afford the holders of Debt Securities offered pursuant to this Prospectus protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving the Company. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of the outstanding Debt Securities.

GUARANTEES

    Tyco will unconditionally guarantee the due and punctual payment of the principal of, premium, if any, and interest and any Additional Amounts (as defined below under "Payment of Additional Amounts"), if any, on the Debt Securities when and as the same shall become due and payable, whether at maturity, upon redemption or otherwise. The Guarantees are unsecured and unsubordinated obligations of Tyco and will rank equally with all other unsecured and unsubordinated obligations of Tyco. The Guarantees provide that in the event of a default in payment of principal of, premium, if any, or interest on a Debt Security, the holder of the Debt Security may institute legal proceedings directly against Tyco to enforce the Guarantees without first proceeding against the Company. In addition, under certain circumstances described under "Certain Covenants--Limitation on Indebtedness of Subsidiaries," subsidiaries of the Company (collectively with Tyco, the "Guarantors") may execute and deliver additional Guarantees.

    The obligations of Tyco and any other Guarantor, if any, under their respective Guarantees are limited to the maximum amount which, after giving effect to any collections from or payments made by or on behalf of any other Guarantors in respect of the obligations of such other Guarantors under their respective Guarantees or pursuant to their contribution obligations under the Indenture, will result in the obligations of such Guarantors under their Guarantees not constituting a fraudulent conveyance or fraudulent transfer under applicable law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor to the extent permitted by applicable law.

REDEMPTION UPON CHANGES IN WITHHOLDING TAXES

    The Debt Securities of any series may be redeemed, as a whole but not in part, at the election of the Company, upon not less than 30 nor more than 60 days notice (which notice shall be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued interest, if any, to the redemption date and Additional Amounts, if any, if as a result of any amendment to, or change in, the laws or regulations of Luxembourg or any political subdivision or taxing authority thereof or therein having power to tax (a "Taxing Authority"), or any change in the application or official interpretation of such laws or regulations which amendment or change becomes effective after the date the applicable Debt Securities are issued, the Company has become or will become obligated to pay Additional Amounts, on the next date on which any amount would be payable with respect to the Debt Securities of such series, and such obligation cannot be avoided by the use of reasonable measures available to the Company; PROVIDED, HOWEVER, that (a) no such notice of redemption may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts, and (b) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect. Prior to the giving of any notice of redemption described in this paragraph, the Company shall deliver to the Trustee (i) a certificate signed by two directors of the Company stating that the obligation to pay Additional Amounts cannot be avoided by the Company taking reasonable measures available to it and (ii) a written opinion of independent legal counsel to the Company of recognized standing to the effect that the Company has or will become obligated to pay Additional Amounts as a result of a change, amendment, official interpretation or application described above and that the Company cannot avoid the payment of such Additional Amounts by taking reasonable measures available to it.

PAYMENT OF ADDITIONAL AMOUNTS

    All payments made by the Company and Tyco under or with respect to the Debt Securities and the Guarantees will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, levies, imposts, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Taxing Authority ("Taxes"), unless the Company or Tyco, as the case may be, is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. In the event that the Company or Tyco is required to so withhold or deduct any amount for or on account of any Taxes from any payment made under or with respect to the Debt Securities or the Guarantees, as the case may be, the Company or Tyco, as the case may be, will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amount received by each holder of Debt Securities (including Additional Amounts) after such withholding or deduction will equal the amount that such holder would have received if such Taxes had not been required to be withheld or deducted; provided that no Additional Amounts will be payable with respect to a payment made to a holder of Debt Securities to the extent:

        (a) that any such Taxes would not have been so imposed but for the existence of any present or former connection between such holder and the Taxing Authority imposing such Taxes (other than the mere receipt of such payment, acquisition, ownership or disposition of such Debt Securities or the exercise or enforcement of rights under such Debt Securities, the Guarantees or the Indenture);

        (b) of any estate, inheritance, gift, sales, transfer, or personal property Taxes imposed with respect to such Debt Securities, except as otherwise provided herein;

        (c) that any such Taxes would not have been so imposed but for the presentation of such Debt Securities (where presentation is required) for payment on a date more than 30 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever is later, except to the extent that the beneficiary or holder thereof would have been entitled to Additional Amounts had the Debt Securities been presented for payment on any date during such 30-day period; or

        (d) that such holder would not be liable or subject to such withholding or deduction of Taxes but for the failure to make a valid declaration of non-residence or other similar claim for exemption, if (x) the making of such declaration or claim is required or imposed by statute, treaty, regulation, ruling or administrative practice of the relevant Taxing Authority as a precondition to an exemption from, or reduction in, the relevant Taxes, and (y) at least 60 days prior to the first payment date with respect to which the Company or Tyco shall apply this clause (d), the Company or Tyco shall have notified all holders of Debt Securities in writing that they shall be required to provide such declaration or claim.

    The Company and Tyco, as applicable, will also (i) make such withholding or deduction of Taxes and (ii) remit the full amount of Taxes so deducted or withheld to the relevant Taxing Authority in accordance with all applicable laws. The Company and Tyco, as applicable, will use their reasonable best efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each Taxing Authority imposing such Taxes. The Company or Tyco, as the case may be, will, upon request, make available to the holders of the Debt Securities, within 60 days after the date the payment of any Taxes so deducted or withheld is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company or Tyco or if, notwithstanding the Company's or Tyco's efforts to obtain such receipts, the same are not obtainable, other evidence of such payments by the Company or Tyco.

    At least 30 days prior to each date on which any payment under or with respect to the Debt Securities is due and payable, if the Company or Tyco will be obligated to pay Additional Amounts with respect to such payment, the Company or Tyco will deliver to the Trustee an officer's certificate stating the fact that such Additional Amounts will be payable, the amounts so payable and such other information as is necessary to enable such Trustee to pay such Additional Amounts to holders of Debt Securities on the payment date.

    The foregoing provisions shall survive any termination of the discharge of the Indenture and shall apply mutatis mutandis to any jurisdiction in which any successor Person to the Company or Tyco, as the case may be, is organized or is engaged in business for tax purposes or any political subdivisions or taxing authority or agency thereof or therein.

    In addition, the Company will pay any stamp, issue, registration, documentary or other similar taxes and duties, including interest, penalties and Additional Amounts with respect thereto, payable in Luxembourg or the United States or any political subdivision or taxing authority of or in the foregoing in respect of the creation, issue, offering, enforcement, redemption or retirement of the Debt Securities.

    Whenever in the Indenture, the Debt Securities, in the "Description of the Notes and the Guarantees" in any Prospectus Supplement or in this "Description of the Debt Securities and the Guarantees" there is mentioned, in any context, the payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any Debt Security, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

BOOK-ENTRY SYSTEM

    If so specified in the applicable Prospectus Supplement, Debt Securities of any series offered pursuant to this Prospectus may be issued under a book-entry system in the form of one or more global securities ("Global Securities"). Each Global Security will be deposited with, or on behalf of, a depositary, which, unless otherwise specified in the accompanying Prospectus Supplement, will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee. The specific terms of the depositary arrangement with respect to any series of Debt Securities, or portion thereof, to be represented by a Global Security will be provided in the supplemental indenture relating thereto and described in the applicable Prospectus Supplement.

    The Depositary has advised the Company as follows: the Depositary is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of Persons who have accounts with the Depositary ("participants") and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of certificates.

The Depositary's participants include securities brokers and dealers, banks, trust companies and clearing corporations, and may include certain other organizations. Indirect access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

    Upon the issuance of a Global Security, the Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such Global Security to the accounts of participants. The accounts to be credited will be designated by the underwriters or agents, if any, or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in the Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Depositary or its nominee for such Global Security. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the registered owner of a Global Security, it will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in such Global Security will not be entitled to have the Debt Securities represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificates representing the Debt Securities and will not be considered the owners or holders thereof under the Indenture.

    Payment of principal of, premium, if any, and any interest on Debt Securities represented by a Global Security will be made to the Depositary or its nominee, as the case may be, as the registered owner or the holder of the Global Security. None of the Company, the Guarantor, the Trustee, any paying agent or registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interest in the Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company has been advised by the Depositary that the Depositary will credit participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. The Company expects that payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the account of customers registered in "street name," and will be the responsibility of such participants.

    A Global Security may not be transferred except as a whole to a nominee or successor of the Depositary. If the Depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within ninety days, the Company will issue certificates in registered form in exchange for the Global Security or securities representing the Debt Securities. In addition, the Company may at any time and in its sole discretion determine not to have Debt Securities of a series represented by a Global Security and, in such event, will issue certificates in definitive form in exchange for the Global Security representing such Debt Securities.

CERTAIN COVENANTS

    Other than the covenants described below, any covenants, including any restrictive covenants, of the Company with respect to any series of Debt Securities will be provided in a supplemental indenture and described in the applicable Prospectus Supplement.

    LIMITATIONS ON LIENS. The Company covenants that, so long as any Debt Securities remain outstanding (but subject to defeasance, as provided in the Indenture), it will not, and will not permit any Restricted Subsidiary (as defined below) to, issue, assume or guarantee any Indebtedness (as defined below) which is secured by a mortgage, pledge, security interest, lien or encumbrance (each a "lien") upon any Principal Property (as defined below), or any shares of stock of or Indebtedness issued by any Restricted Subsidiary, whether now owned or hereafter acquired, without effectively providing that, for so long as such lien shall continue in existence with respect to such secured Indebtedness, the Debt Securities (together with, if the Company shall so determine, any other Indebtedness of the Company ranking equally with the Debt Securities) shall be equally and ratably secured with (or at the Company's option prior to) such secured Indebtedness, except that the foregoing covenant shall not apply to (a) liens existing on the date the applicable Debt Securities are issued; (b) liens on the stock, assets or Indebtedness of a Person existing at the same time such Person becomes a Restricted Subsidiary unless created in contemplation of such Restricted Subsidiary becoming such; (c) liens on any assets or Indebtedness of a Person existing at the time such entity is merged into the Company or a Subsidiary or at the time of a purchase, lease or other acquisition of the assets of a Person or firm as an entirety or substantially as an entirety by the Company or a Restricted Subsidiary; (d) liens on any Principal Property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary, or liens to secure the payment of the purchase price of such Principal Property, or to secure Indebtedness incurred, assumed or guaranteed by the Company or a Restricted Subsidiary for the purpose of financing all or any part of the purchase price of such Principal Property or improvements or construction thereon, which Indebtedness is incurred, assumed or guaranteed prior to, at the time of, or within one year after such acquisition (or in the case of real property, completion of such improvement or construction or commencement of full operation of such property, whichever is later); (e) liens securing Indebtedness owing by any Restricted Subsidiary to the Company, Tyco or a Subsidiary or by the Company to Tyco; (f) liens in favor of the United States of America or any State thereof or any other country, or political subdivision thereof, to secure partial, progress, advance or other payments pursuant to any contract, statute, rule or regulation or to secure any Indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price (or, in the case of real property, the cost of construction or improvement) of the Principal Property subject to such liens (including but not limited to, liens incurred in connection with pollution control, industrial revenue or similar financings); (g) pledges, liens or deposits under worker's compensation or similar legislation, or in connection with bids, tenders, contracts (other than for the payment of money) or leases to which the Company or any Restricted Subsidiary is a party, or to secure the public or statutory obligations of the Company or any Restricted Subsidiary, or in connection with obtaining or maintaining self-insurance, or to obtain the benefits of any law, regulation or arrangement pertaining to unemployment insurance, old age pensions, social security or similar matters, or to secure surety, performance, appeal or customs bonds to which the Company or any Restricted Subsidiary is a party, or in litigation or other proceedings in connection with the matters heretofore referred to in this clause, such as, but not limited to, interpleader proceedings, and other similar pledges, liens or deposits made or incurred in the ordinary course of business; (h) certain liens in connection with legal proceedings, including certain liens arising out of judgments or awards, to the extent such proceedings are being contested or appealed in good faith; final unappealable judgment liens which are satisfied within 15 days of the date of judgment; or liens incurred for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding; (i) liens for certain taxes or assessments, landlord's liens and liens and charges incidental to the conduct of the business of the Company or any Restricted Subsidiary, or the ownership of their respective assets, which were not incurred in connection with the borrowing of money or the obtaining of advances or credit and which do not, in the opinion of the Board of Directors of the Company, materially impair the use of such assets in the operation of the business of the Company or such Restricted Subsidiary or the value of such Principal Property for the purposes thereof; (j) liens to secure the Company's or any Restricted Subsidiary's obligations under agreements with respect to spot, forward, future and option transactions, entered into in the ordinary course of business; (k) liens not permitted by the foregoing clauses (a) to (j), inclusive, if at the time of, and after giving effect to, the creation or assumption of such lien, the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries (without duplication) secured by all liens not so permitted by the foregoing clauses (a) through (j), inclusive, together with the Attributable Debt (as defined below) in respect of Sale and Lease-Back Transactions (as defined below) permitted by paragraph (a) under "Limitation on Sale and Lease-Back Transactions" below does not exceed the greater of $100,000,000 and 10% of Consolidated Net Worth (as defined below); and (l) any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part, of any lien referred to in the foregoing clauses (a) to (k), inclusive, except that the principal amount of Indebtedness secured thereby unless otherwise excepted under clauses (a) through (k) shall not exceed the principal amount of Indebtedness so secured at the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or part of the assets (or any replacement therefor) which secured the lien so extended, renewed or replaced (plus improvements and construction on real property).

    LIMITATION ON SALE AND LEASE-BACK TRANSACTIONS. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Lease-Back Transaction with respect to a Principal Property unless (a) the Company or such Restricted Subsidiary would, at the time of entering into a Sale and Lease-Back Transaction, be entitled to incur Indebtedness secured by a lien on the Principal Property to be leased in an amount at least equal to the Attributable Debt in respect of such transaction, without equally and ratably securing the Debt Securities pursuant to the provisions described under "Limitations on Liens" above, or (b) the direct or indirect proceeds of the sale of the Principal Property to be leased are at least equal to their fair value (as determined by the Company's Board of Directors) and an amount equal to the net proceeds is applied, within 180 days of the effective date of such transaction, to the purchase or acquisition (or, in the case of real property, commencement of the construction) of property or assets or to the retirement (other than at maturity or pursuant to a mandatory sinking fund or mandatory redemption provision) of Debt Securities, or of Funded Indebtedness (as defined below) of the Company or a consolidated Subsidiary of the Company that ranks on a parity with or senior to the Debt Securities (subject to credits for certain voluntary retirement of Funded Indebtedness and certain delivery of Debt Securities to the Trustee for retirement and cancellation).

    LIMITATION ON INDEBTEDNESS OF SUBSIDIARIES. (a) The Company will not cause or permit any Subsidiary (which is not a Guarantor), directly or indirectly, to create, incur, assume, guarantee or otherwise in any manner become liable for the payment of or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness but excluding any Permitted Subsidiary Indebtedness) unless such Subsidiary simultaneously executes and delivers a supplemental indenture providing for a Guarantee of the Debt Securities.

    (b) Notwithstanding the foregoing, any Guarantee by a Subsidiary of the Debt Securities shall provide by its terms that it (and all liens securing the same) shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's equity interests in, or all or substantially all the assets of, such Subsidiary, which transaction is in compliance with the terms of the Indenture and such Subsidiary is released from all guarantees, if any, by it of other Indebtedness of the Company or any Subsidiaries, (ii) the payment in full of all obligations under the Indebtedness giving rise to such Guarantee or (iii) with respect to Indebtedness described in clause (a) above constituting guarantees, the release by the holders of such Indebtedness of the guarantee by such Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness), at such time as (A) no other Indebtedness (other than Permitted Subsidiary Indebtedness) has been guaranteed by such Subsidiary, as the case may be, or (B) the holders of all such other Indebtedness which is guaranteed by such Subsidiary also release the guarantee by such Subsidiary (including any deemed release upon payment in full of all obligations under such Indebtedness).

    (c) For purposes of this covenant, any Acquired Indebtedness shall not be deemed to have been incurred until 180 days from the date (A) the Person obligated on such Acquired Indebtedness becomes a

Subsidiary or (B) the acquisition of assets in connection with which such Acquired Indebtedness was assumed is consummated.

    DEFINITIONS. "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets by such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be.

    "Affiliate" means, with respect to any specified Person: (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any other Person that owns, directly or indirectly, 10% or more of such specified Person's Capital Stock or any officer or director of any such specified Person or other Person; or (iii) any other Person 10% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

    "Attributable Debt" means in connection with a Sale and Lease-Back Transaction, as of any particular time, the aggregate of present values (discounted at a rate per annum equal to the average interest borne by all outstanding Debt Securities determined on a weighted average basis and compounded semi-annually) of the obligations of the Company or any Restricted Subsidiary for net rental payments during the remaining term of the applicable lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). The term "net rental payments" under any lease of any period shall mean the sum of the rental and other payments required to be paid in such period by the lessee thereunder, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, reconstruction, insurance, taxes, assessments, water rates or similar charges.

    "Capital Stock" of any Person means any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, other equity interests whether now outstanding or issued after the date of the Indenture, partnership interests (whether general or limited), any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person and any rights (other than debt securities convertible into Capital Stock), warrants or options exchangeable for or convertible into such Capital Stock.

    "Consolidated Net Worth" means, at any date, the total assets less the total liabilities, in each case appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with United States generally accepted accounting principles as in effect on the date of calculation.

    "Consolidated Tangible Assets" means, at any date, the total assets less all intangible assets appearing on the most recently prepared consolidated balance sheet of the Company and its subsidiaries as of the end of a fiscal quarter of the Company, prepared in accordance with United States generally accepted accounting principles as in effect on the date of calculation. "Intangible Assets" means the amount (if any) which would be stated under the heading "Costs in Excess of Net Assets of Acquired Companies" or under any other heading relating to intangible assets separately listed, in each case on the face of the aforesaid consolidated balance sheet.

    "Funded Indebtedness" means any Indebtedness maturing by its terms more than one year from the date of the determination thereof, including any Indebtedness renewable or extendible at the option of the obligor to a date later than one year from the date of the determination thereof.

    "Guarantee" means the unconditional and unsubordinated guarantee by Tyco or any Guarantor of the due and punctual payment of the principal of and interest on the Debt Securities (including premium and Additional Amounts, if any) when and as the same shall become due and payable, whether at the stated maturity, by acceleration, call for redemption or otherwise, in accordance with the terms of such Debt Securities and the Indenture.

    "Guarantor" means Tyco or any Subsidiary that after the date of the Indenture executes a guarantee of the Debt Securities contemplated by the "Limitation on Indebtedness of Subsidiaries" covenant, until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

    "Indebtedness" means, without duplication, the principal or face amount of
(i) all obligations for borrowed money, (ii) all obligations evidenced by debentures, notes or other similar instruments, (iii) all obligations in respect of letters of credit or bankers acceptances or similar instruments (or reimbursement obligations with respect thereto), (iv) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (v) all obligations as lessee which are capitalized in accordance with United States generally accepted accounting principles, and (vi) all Indebtedness of others guaranteed by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is legally responsible or liable (whether by agreement to purchase indebtedness of, or to supply funds or to invest in, others).

    "Permitted Subsidiary Indebtedness" means any of the following: (i) Indebtedness in an aggregate amount, without duplication, not to exceed, as of the date of determination, 5% of the Consolidated Tangible Assets of the Company (excluding any Indebtedness described in clauses (ii) through (viii) herein);
(ii) Indebtedness owed to the Company, Tyco or any Subsidiary; (iii) obligations under standby letters of credit or similar arrangements supporting the performance of a Person under a contract or agreement in the ordinary course of business; (iv) obligations as lessee in the ordinary course of business which are capitalized in accordance with United States generally accepted accounting principles; (v) Indebtedness that was Permitted Subsidiary Indebtedness at the time that it was first incurred; (vi) Acquired Indebtedness that by its terms is not callable or redeemable prior to its stated maturity and that remains outstanding following such time as the Subsidiary obligated under such Acquired Indebtedness in good faith has made or caused to be made an offer to acquire all such Indebtedness, including, without limitation, an offer to exchange such Indebtedness for securities of the Company, on terms which, in the opinion of an independent investment banking firm of national reputation and standing, are consistent with market practices in existence at the time for offers of a similar nature, provided that the initial expiration date of any such offer shall be not later than the expiration of the time period set forth in paragraph
(c) of the "Limitation of Indebtedness of Subsidiaries" covenant; (vii) Indebtedness outstanding on the date of the Indenture and (viii) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness referred to in clause (vii) of this definition of "Permitted Subsidiary Indebtedness" of a Subsidiary organized under a jurisdiction other than the United States or any State thereof or the District of Columbia, including any successive refinancings so long as the borrower under such refinancing is such Subsidiary and the aggregate principal amount of Indebtedness represented thereby (or if such Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof, the original issue price of such Indebtedness plus any accreted value attributable thereto since the original issuance of such Indebtedness) is not increased by such refinancing plus the lesser of (A) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (B) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of such Restricted Subsidiary incurred in connection with such refinancing.

    "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

    "Principal Property" means any manufacturing, processing or assembly plant or facility or any warehouse or distribution facility which is used by any U.S. Subsidiary after the date hereof, other than any such plants, facilities, warehouses or portions thereof, which in the opinion of the Board of Directors of the Company, are not collectively of material importance to the total business conducted by the Company and its Restricted Subsidiaries as an entirety, or which, in each case, has a book value, on the date of the acquisition or completion of the initial construction thereof by the Company, of less than 1.5% of Consolidated Tangible Assets.

    "Restricted Subsidiary" means any Subsidiary which owns or leases a Principal Property.

    "Sale and Lease-Back Transaction" means an arrangement with any Person providing for the leasing by the Company or a Restricted Subsidiary of any Principal Property whereby such Principal Property has been or is to be sold or transferred by the Company or a Restricted Subsidiary to such Person; provided, however, that the foregoing shall not apply to any such arrangement involving a lease for a term, including renewal rights, for not more than three years.

    "Subsidiary" means any corporation of which at least a majority of the outstanding Voting Stock shall at the time directly or indirectly be owned or controlled by the Company or by one or more Subsidiaries or by the Company and one or more Subsidiaries.

    "Voting Stock" of a Person means Capital Stock of such Person of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of such Person (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

MERGER, CONSOLIDATION, SALE OR CONVEYANCE

    The Indenture provides that unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, neither the Company, Tyco nor any other Guarantor will merge or consolidate with any other corporation and will not sell or convey all or substantially all of its assets to any Person, unless the Company, Tyco or such other Guarantor, as the case may be, shall be the continuing corporation, or the successor corporation or Person that acquires all or substantially all of the assets of the Company, Tyco or such other Guarantor, as the case may be, shall expressly assume the payment of principal of, premium, if any, and interest on the Debt Securities and the observance of all the covenants and agreements under the Indenture to be performed or observed by the Company, Tyco or such other Guarantor, as the case may be, and immediately after such merger, consolidation, sale or conveyance, the Company, Tyco or such other Guarantor, as the case may be, such Person or such successor corporation shall not be in default in the performance of the covenants and agreements of the Indenture to be performed or observed by the Company, Tyco or such other Guarantor, as the case may be; provided that the foregoing shall not apply to a Guarantor other than Tyco if in connection with any such merger, consolidation, sale or conveyance the Guarantee of such Guarantor is released and discharged pursuant to paragraph (b) of the "Limitation on Indebtedness of Subsidiaries" covenant.

EVENTS OF DEFAULT

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, an Event of Default with respect to Debt Securities of any series issued under the Indenture is defined in the Indenture as being: default for 30 days in payment of any interest on any Debt Securities of such series; default in any payment of principal of or premium, if any, on any Debt Securities of such series (including any sinking fund payment); default by the Company, Tyco or any other Guarantor in performance of any other of the covenants or agreements in respect of the Debt Securities of such series and related Guarantees or the Indenture which shall not have been remedied for a period of 90 days after written notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all Debt Securities of all affected series, as provided in the supplemental indenture relating thereto and described in the applicable Prospectus Supplement, specifying that such notice is a "Notice of Default" under the Indenture; default by the Company, Tyco or any other Guarantor in the payment at the final maturity thereof, after the expiration of any applicable grace period, of principal of, premium, if any, or interest on Indebtedness for money borrowed (other than Non-Recourse Indebtedness, as defined) in the principal amount then outstanding of $50,000,000 or more, or acceleration of any Indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within ten business days after notice to the Company by the Trustee or the holders of at least 25% of the principal amount of all of the Debt Securities at the time outstanding (treated as one class); any Guarantee ceases to be, or the Company or any Guarantor asserts in writing that such Guarantee is not in full force and effect and enforceable in accordance with its terms; certain events involving bankruptcy, insolvency or reorganization of the Company, Tyco or any Significant Subsidiary Guarantor; or any other Event of Default established for the Debt Securities of such series set forth in the accompanying Prospectus Supplement. Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture provides that the Trustee shall transmit notice of any uncured default under the Indenture with respect to any series, within 90 days after the occurrence of such default, to the holders of Debt Securities of each affected series, except that the Trustee may withhold notice to the holders of any series of the Debt Securities of any default (except in payment of principal of, premium, if any, or interest on such series of Debt Securities) if the Trustee considers it in the interest of the holders of such series of Debt Securities to do so.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of Debt Securities issued under the Indenture or due to the default in the performance or breach of any other covenant or agreement of the Company, Tyco or any Guarantor applicable to the Debt Securities of such series but not applicable to all outstanding Debt Securities issued under the Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the Debt Securities of each affected series issued under the Indenture and then outstanding (each such series voting as a separate class) may declare the principal of all Debt Securities of such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in the Indenture applicable to all outstanding Debt Securities issued thereunder and then outstanding, or due to a default in payment at final maturity or upon acceleration of indebtedness for money borrowed in the principal amount then outstanding of $50,000,000 or more, or to certain events of bankruptcy, insolvency and reorganization of the Company, Tyco or any Significant Subsidiary Guarantor shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of all Debt Securities issued under the Indenture and then outstanding (treated as one class) may declare the principal of all such Debt Securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a non-payment of such Debt Securities which shall have become due by acceleration) by the holders of a majority in principal amount of the Debt Securities of all such affected series then outstanding (each such series voting as a separate class or all such Debt Securities voting as a single class, as the case may be).

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the holders of a majority in principal amount of the Debt Securities of each series then outstanding and affected (with each series voting as a separate class) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee with respect to the Debt Securities of such series under the Indenture, subject to certain limitations specified in the Indenture.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture provides that no holder of Debt Securities of any series may institute any action against the Company under the Indenture (except actions for payment of overdue principal, premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under the Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, and the Trustee shall not have instituted such action within 60 days of such request, and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the Debt Securities of each affected series (with each series voting as a separate class) issued under such Indenture and then outstanding.

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants and agreements contained in the Indenture.

    "Significant Subsidiary Guarantor" means any one or more Guarantors (other than Tyco) which, at the date of determination, together with its or their respective subsidiaries in the aggregate, (i) for the most recently completed fiscal year of the Company accounted for more than 10% of the consolidated revenues of the Company or (ii) at the end of such fiscal year, was the owner (beneficial or otherwise) of more than 10% of the consolidated assets of the Company, as determined in accordance with United States generally accepted accounting principles and reflected on the Company's consolidated financial statements.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Unless otherwise provided in any supplemental indenture and described in the applicable Prospectus Supplement, the Company may discharge or defease its obligations under the Indenture as set forth below.

    Under terms satisfactory to the Trustee, the Company may discharge this Indenture with respect to any series of Debt Securities issued under the Indenture which have not already been delivered to the Trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or which may be called for redemption within one year) by irrevocably depositing with the Trustee cash or direct obligations of the United States as trust funds in an amount certified to be sufficient to pay at maturity (or upon redemption) the principal of, premium, if any, and interest and Additional Amounts, if any, on such Debt Securities. However, the Company may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any mutilated, destroyed, lost or stolen Debt Securities of such series or to maintain an office or agency in respect of such series of Debt Securities.

    In the case of any series of Debt Securities in respect of which the exact amounts of principal of and interest due on such series can be determined at the time of making the deposit referred to below, the Company at its option at any time may also (i) discharge any and all of its obligations to holders of such series of Debt Securities issued under the Indenture ("defeasance"), but may not thereby avoid its duty to register the transfer or exchange of such series of Debt Securities, to replace any mutilated, destroyed, lost, or stolen Debt Securities of such series or to maintain an office or agency in respect of such series of Debt Securities or (ii) be released with respect to any outstanding series of Debt Securities issued under the Indenture from the obligations imposed by the covenants described under the captions "Covenants" and "Merger, Consolidation, Sale or Conveyance" above and omit to comply with such covenants without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things: (i) the Company or Tyco irrevocably deposits with the Trustee cash and/or direct obligations of the United States, as trust funds in an amount certified by a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm to be sufficient to pay each installment of principal of, premium, if any, and interest and Additional Amounts, if any, on all outstanding Debt Securities of such series issued under the Indenture on the dates such installments of principal, premium, if any, and interest are due;
(ii) no default or Event of Default shall have occurred and be continuing on the date of the deposit referred to in clause (i) or, in respect of certain events of bankruptcy, insolvency or reorganization, during the period ending on the 91st day after the date of such deposit (or any longer applicable preference period); and (iii) the Company delivers to the Trustee (A) an opinion of counsel to the effect that the holders of such series of Debt Securities will not recognize any income, gain or loss for United States federal income tax purpose as a result of such deposit and defeasance or covenant defeasance, as applicable, and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as applicable, had not occurred (in the case of defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in United States federal income tax law occurring after the date of the Indenture) and (B) an opinion of counsel to the effect that (x) payments from the defeasance trust will be free and exempt from any and all withholding and other taxes imposed or levied by or on behalf of Luxembourg or any political subdivision thereof having the power to tax, and (y) holders of such series of Debt Securities will not recognize any income, gain or loss for Luxembourg income tax and other Luxembourg tax purposes as a result of such deposit and defeasance or covenant defeasance, as applicable, and will be subject to Luxembourg income tax and other Luxembourg tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as applicable, had not occurred.

REDEMPTION

    Unless otherwise provided in any supplemental indenture and specified in the applicable Prospectus Supplement, the following provisions shall be applicable to any redemption described under "Redemption Upon Changes in Withholding Taxes" above and to the Debt Securities of any series which are redeemable before their maturity or to any sinking fund for the retirement of Debt Securities of a series.

    Notice of redemption to the holders of Debt Securities of any series to be redeemed as a whole or in part shall be given by mailing notice of such redemption by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption. The notice of redemption to each such holder shall specify the principal amount or portion thereof of each Debt Security of such series held by such holder to be redeemed, the date fixed for redemption, the redemption price, the place or places of payment, that payment will be made upon presentation and surrender of such Debt Securities, that such redemption is pursuant to the mandatory or optional sinking fund, or both, if such be the case, that interest accrued to the date fixed for redemption will be paid as specified in such notice and that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue. At least one business day prior to the redemption date specified in the notice of redemption given, the Company will deposit with the Trustee or with one or more paying agents an amount of money sufficient to redeem on the redemption date all the Debt Securities of such series so called for redemption. If less than all the Debt Securities of a series are to be redeemed, the Trustee shall select, in such manner as it shall deem appropriate and fair, Debt Securities of such series to be redeemed. If notice of redemption has been given as above provided, on and after the redemption date specified in such notice (unless the Company shall default in the payment of such Debt Securities at the redemption price, together with interest accrued to said date) interest on the Debt Securities or portions of Debt Securities so called for redemption shall cease to accrue, and the holders thereof shall have no right in respect of such Debt Securities except the right to receive the redemption price thereof and unpaid interest to the date fixed for redemption.

MODIFICATION OF THE INDENTURE

    The Indenture contains provisions permitting the Company, Tyco and the Trustee, with the consent of the holders of not less than a majority of principal amount of the Debt Securities at the time outstanding of all series affected (voting as one class), to modify the Indenture or any supplemental indenture or the rights of the holders of the Debt Securities, except that no such modification shall (i) extend the final maturity of any of the Debt Securities or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair or affect the right of any holder of the Debt Securities to institute suit for the payment thereof without the consent of the holder of each of the Debt Securities so affected or
(ii) reduce the aforesaid percentage in principal amount of Debt Securities, the consent of the holders of which is required for any such modification, without the consent of the holders of all Debt Securities then outstanding.

    The Indenture contains provisions permitting the Company, Tyco and the Trustee, without the consent of any holders of Debt Securities, to enter into a supplemental indenture, among other things, for purposes of curing any ambiguity or correcting or supplementing any provision contained in the Indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the Indenture or any supplemental indenture as the Board of Directors of the Company deems necessary or desirable and which does not adversely affect the interests of the holders of Debt Securities in any material respect. The Company, Tyco and the Trustee, without the consent of any holders of Debt Securities, may also enter into a supplemental indenture to establish the form or terms of any series of Debt Securities as are not otherwise inconsistent with any of the provisions of the Indenture.

CONCERNING THE TRUSTEE

    The Trustee may hold Debt Securities, act as a depository for funds of, make loans to, or perform other services for, Tyco, the Company and their subsidiaries as if it were not the Trustee.

                              PLAN OF DISTRIBUTION

    The Company may sell Debt Securities to or through underwriters or dealers, and also may sell Debt Securities directly to other purchasers or through agents. Each Prospectus Supplement will describe the method of distribution of the offered Securities.

    The distribution of the Debt Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of Debt Securities, underwriters may receive compensation from the Company or from purchasers of Debt Securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell Debt Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Debt Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Debt Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the Prospectus Supplement.

    Underwriters and agents who participate in the distribution of Debt Securities may be entitled under agreements which may be entered into by the Company to indemnification by the Company and Tyco against certain liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase offered Debt Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered Debt Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

    Certain U.S. legal matters regarding the Debt Securities and the Guarantees will be passed upon for Tyco and the Company by Kramer, Levin, Naftalis & Frankel, New York, New York, counsel to Tyco and the Company. Joshua M. Berman, a director and vice president of Tyco, is counsel to Kramer, Levin, Naftalis & Frankel. Mr. Berman owns beneficially 64,000 common shares of Tyco. Certain matters under the laws of Bermuda related to the Guarantees of Tyco will be passed upon for Tyco by Appleby, Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco. Certain matters under the laws of Luxembourg related to the Debt Securities will be passed upon by Zeyen Beghin Feider Loeff Claeys Verbeke, Luxembourg counsel to the Company.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule included in Tyco's Transition Report on Form 10-K for fiscal year ended September 30, 1997 and included in Tyco's Current Report on Form 8-K dated April 23, 1998 and incorporated by reference in this Prospectus have been audited by Coopers & Lybrand, independent public accountants, as set forth in their reports included therein. In those reports, that firm states that with respect to certain subsidiaries its opinion is based on the reports of other independent public accountants, namely Coopers & Lybrand L.L.P. and Arthur Andersen LLP. The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance upon said reports given upon the authority of those firms as experts in accounting and auditing.